EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Six Months Ended September 30,		Three Months Ended September 30,
	2004	2003	2004	2003
		(as restated)		(as restated)
FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	91,545	90,595	91,773	90,610

Net income	$51,466	$80,087	$60,178	$63,645

Net income per share	$0.56	$0.88	$0.66	$0.70

DILUTED

Weighted average shares outstanding	91,545	90,595	91,773	90,610

Net effect of dilutive stock options based on the treasury stock method using average market price	889	262	677	436

Total	92,434	90,857	92,450	91,046

Net income	$51,466	$80,087	$60,178	$63,645

Net income per share	$0.56	$0.88	$0.65	$0.70